Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

INTERLINK ELECTRONICS, INC,

SMK ELECTRONICS CORPORATION

and

SMK – LINK ELECTRONICS CORPORATION

August 15, 2007

TABLE OF CONTENTS

ARTICLE I	PURCHASE AND SALE	1

1.1	Purchase and Sale of Assets	1

1.2	Assumed Liabilities	2

1.3	Time and Place	3

1.4	Calculation and Payment of Closing Date Purchase Price	4

1.5	Post-Closing Adjustment	5

1.6	Closing Obligations	7

1.7	Withholding Rights	7

ARTICLE II	REPRESENTATIONS AND WARRANTIES	8

2.1	Organization and Qualification	8

2.2	Authorizations, Consents and Approvals; No Violations	8

2.3	Compliance with Laws	8

2.4	Financial Statements	9

2.5	Absence of Certain Changes or Events	9

2.6	Litigation	10

2.7	Taxes	10

2.8	Title to and Sufficiency of Purchased Assets	11

2.9	Intellectual Property	11

2.10	Material Contracts	12

2.11	Suppliers	13

2.12	Customers	13

2.13	Brokers and Finders	14

2.14	Disclosure	14

2.15	Inventory	14

2.16	Product and Service Warranties	14

2.17	Environmental Matters	14

2.18	Employees	15

2.19	Seller’s Benefit Plans	15

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PURCHASER	15

3.1	Corporate Organization, Qualification, Power, Authority and Nationality	15

3.2	Consents and Approvals; No Violations	16

3.3	Brokers and Finders	16

ARTICLE IV	COVENANTS RELATING TO CONDUCT OF BUSINESS AND OTHER AGREEMENTS	16

4.1	Conduct of the Business	16

4.2	Access to Information	17

4.3	Regulatory And Other Approvals	17

4.4	Reasonable Efforts	17

4.5	Publicity	18

4.6	Tax Matters	18

4.7	Reasonable Best Efforts; Further Assurances	19

4.8	Books and Records	20

4.9	Product Warranty Claims	20

4.10	Non-Competition	20

4.11	Confidentiality	21

4.12	Employees	21

4.13	Notice of Developments	23

4.14	Sublease	23

4.15	Licenses	23

4.16	Exclusivity	23

ARTICLE V	CONDITIONS TO CONSUMMATION OF THE TRANSACTION	23

5.1	Conditions to Each Party’s Obligations to Complete the Transactions	23

5.2	Additional Conditions to the Obligation of Purchaser	24

5.3	Additional Conditions to the Obligation of Seller	24

ARTICLE VI	INDEMNIFICATION	25

6.1	Survival of Representations, Warranties and Covenants; Indemnification	25

ARTICLE VII	TERMINATION	29

7.1	Termination	29

7.2	Effect of Termination	29

ARTICLE VIII	DEFINITIONS; INTERPRETATION; EFFECTIVENESS OF AMENDMENT	30

8.1	Definitions	30

8.2	Interpretation	38

ARTICLE IX	MISCELLANEOUS AND GENERAL	39

9.1	Payment of Expenses and Other Payments	39

9.2	Amendment	39

9.3	Waiver and Extension	39

9.4	Counterparts	39

9.5	Governing Law	39

9.6	Specific Performance	40

9.7	Submission to Jurisdiction	40

9.8	Notices	40

9.9	Entire Agreement; Assignment	41

9.10	Parties in Interest	41

9.11	Validity	42

9.12	Currency	42

9.13	Captions	42

9.14	Public Announcements	42

Exhibit A -	Transition Agreement

Exhibit B -	Supply Agreement

Exhibit C -	Escrow Agreement

Exhibit D -	Business Employees

Exhibit 1.1(b)(i) -	IP License Agreements

Schedule 1 -	Subsidiaries

Schedule 1.1(a) -	Transferred IP

Schedule 1.1(b) -	Transferred Licenses

Schedule 1.1(e) -	Business Equipment

Schedule 1.1(g) -	Business Leases

Schedule 1.4(b) -	Calculation of Net Current Amount

Schedule 4.12(c)(i)	Taiwan Recommended Employees

Schedule 4.12(c)(i)	Japan Recommended Employees

Schedule 4.12(c)(iii)	China Recommended Employees

Disclosure Schedule

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of August 15, 2007 (this “Agreement”), is by and between Interlink Electronics, Inc., a Delaware corporation, (“Seller”), SMK Electronics Corporation, a California corporation, (“Purchaser”), and SMK – Link Electronics Corporation, a Delaware corporation and wholly-owned subsidiary of Purchaser (“Acquisition Sub”).

Seller is, directly and through the Subsidiaries listed in Schedule 1 (the “Subsidiaries”), among other things, engaged in the business of designing, developing and selling remote control devices that permit the user to control various electronic products, such as sophisticated viewing products and presentation projectors (“Remotes”). Seller sells Remotes to OEM manufacturers of the controlled products, and refers to this business as its “OEM Remotes” business. Seller also sells Remotes through various retail channels, and refers to this business as its “Branded Products” business. The OEM Remotes business and the Branded Products business are herein collectively referred to as the “Business”.

The parties desire (i) that Seller and the Subsidiaries shall sell certain assets relating to the Business to Acquisition Sub and assign to Acquisition Sub certain liabilities of Seller and the Subsidiaries and (ii) that Acquisition Sub shall purchase such assets from Seller and the Subsidiaries and shall assume such liabilities. In order to ensure an orderly transition of the Business from Seller and the Subsidiaries to Acquisition Sub and Purchaser, including a continuing supply of certain components, the parties also intend to enter in to a Transition Services Agreement, substantially in the form of Exhibit A (the “Transition Agreement”) and a Supply Agreement, substantially in the form of Exhibit B (the “Supply Agreement”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, at the Closing Seller shall, and shall cause the Subsidiaries to, sell, transfer, convey, assign and deliver to Acquisition Sub, and Acquisition Sub shall purchase, acquire and accept from Seller or a Subsidiary, the following assets (the “Purchased Assets”):

(a) the Transferred IP;

(b) the Transferred Licenses;

(c) the Business Receivables;

(d) the Business Inventory;

(e) the Business Equipment;

(f) the Business Contract Rights;

(g) the Business Lease Rights;

(h) the Business Records (provided that Seller shall be entitled to retain copies thereof as reasonably necessary for its legal and accounting needs); and

(i) the Business General Intangibles.

Seller shall, and shall cause the Subsidiaries to, convey to Acquisition Sub all of the Purchased Assets free and clear of all Liens applicable to, or suffered to exist by, Seller or a Subsidiary, other than Permitted Liens.

1.2 Assumed Liabilities.

(a) Subject to the terms and conditions of this Agreement, at the Closing Acquisition Sub shall assume the following liabilities of Seller or a Subsidiary (collectively, the “Assumed Liabilities”):

(i) The Transferred IP Obligations;

(ii) The Transferred License Obligations;

(iii) The Business Payables;

(iv) The Business Contract Liabilities; and

(v) The Business Lease Obligations.

(b) Notwithstanding the foregoing and without limitation, the Assumed Liabilities shall not include, and Acquisition Sub does not and shall not assume or be obligated to pay, perform, discharge or in any way be responsible for, and Seller or the applicable Subsidiary shall retain, any liabilities or obligations of the Seller or any Subsidiary whatsoever other than the Assumed Liabilities (such liabilities or obligations not to be assumed by Acquisition Sub being herein collectively referred to as the “Excluded Liabilities”). Without limiting the foregoing, and notwithstanding anything in Section 1.2(a) to the contrary, the Excluded Liabilities shall include:

(i) All debts, liabilities and obligations of the Seller and any Subsidiary under this Agreement;

(ii) All debts, liabilities and obligations in connection with, resulting from or arising out of, directly or indirectly, the ownership of the Purchased Assets or the operation of the Business prior to 5:59 p.m. on the Closing Date, other than the Assumed Liabilities;

(iii) All debts, liabilities and obligations arising by reason of or in connection with any default or breach under any Assumed Contract, Business Lease, Transferred IP or Transferred License on or prior to the Closing Date or arising upon or by reason of the Closing of any of the Transactions;

(iv) All legal, accounting, brokerage or finder’s fees, if any, or Taxes or other expenses incurred by the Seller or any Subsidiary in connection with this Agreement or the consummation of the Transactions;

(v) Except as provided in Section 4.6(b) and (c), all debts, liabilities and obligations with respect to (A) any Tax of Seller or any Subsidiary relating to any taxable period (or portion thereof), whether before or after the Closing Date, (B) any Tax resulting from or attributable to the consummation of the Transactions, or (C) the Taxes of any Person other than Seller or any Subsidiary under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise;

(vi) Except as provided in Section 4.12, below, all debts, liabilities, obligations and/or responsibilities relating to the employment or termination of employment by the Seller or any Subsidiary of any employee of Seller or any Subsidiary attributable to any actions or inactions by Seller or any Subsidiary on or prior to the close of business on the Closing Date, including all liabilities, obligations and responsibilities with respect to any employee benefit plan or arrangement of the Seller or any Subsidiary and any and all severance, wrongful dismissal, retention, stay bonus or similar obligations owed by Seller or any Subsidiary to any such employees (including any Transferred Employees) and including any and all liabilities, obligations and responsibilities arising from any conduct relating to Seller’s or any Subsidiary’s operations and employees at their respective facilities and any liability under the WARN Act (or any state or other applicable Law) derived from terminations of employees (including any Transferred Employees) occurring on or before the Closing, if any; and

(vii) All debt, liabilities and obligations resulting from any Litigation of any nature (whether or not pending or threatened on the date hereof) involving Seller, any Subsidiary, or the operation of the Business or the Purchased Assets prior to the Closing Date, including any claim related to (i) noncompliance by Seller or any Subsidiary with any applicable Law, including any Environmental Law, or (ii) the failure of Seller or any Subsidiary to comply with, or the breach of or default by Seller or any Subsidiary under, any contract or any product or other guaranty or warranty with respect to Remotes or other products manufactured, sold or distributed, or services provided, by Seller or any Subsidiary prior to the Closing Date; provided, that subject to Sections 4.9 below, the parties agree that Acquisition Sub shall provide, at Seller’s expense, all Warranty Repairs or Replacements that relate to Remotes sold prior to the Closing Date with respect to which a claim is initiated after, or remains unresolved on, the Closing Date and that Seller or the applicable Subsidiary shall retain all other liability with respect to any such claim.

1.3 Time and Place. Subject to the satisfaction of the conditions set forth in ARTICLE V below, the closing of the Transactions (the “Closing”) will take place on August 31, 2007. The Closing will be effective as of 6:00 p.m. pacific time on the Closing Date. The actual date of the Closing is referred to herein as the “Closing Date”.

1.4 Calculation and Payment of Closing Date Purchase Price.

(a) In consideration of the sale and transfer of the Purchased Assets to Acquisition Sub, Purchaser shall, subject to the terms and conditions of this Agreement and in addition to Acquisition Sub’s assumption of the Assumed Liabilities, pay to Seller (for its own benefit and for the benefit of its Subsidiaries) the sum of (i) $10,000,000 (the “Base Price”) plus (ii) the Net Current Amount, as determined in accordance with this ARTICLE I (such sum the “Purchase Price”).

(b) Seller’s Chief Financial Officer shall prepare and submit to Purchaser, not earlier than five (5) Business Days prior to the Closing Date nor less than two (2) Business Days prior to the Closing Date, a statement in the form attached hereto as Section 1.4(b) of the Disclosure Schedule setting forth Seller’s good faith estimate of the Net Current Amount (and each of the components thereof) as of the close of business on the Closing Date (such calculation being referred to as the “Estimated Net Current Amount”, and the Base Price plus the Estimated Net Current Amount being referred to as the “Estimated Purchase Price”). In the event Purchaser objects to Seller’s calculation of the amount of the Estimated Current Amount as set forth in the Closing Statement, Purchaser shall deliver to Seller at least one (1) Business Day prior to the Closing a written statement in reasonable detail describing Purchaser’s objections to the Closing Statement (“Purchaser’s Objection Notice”). Purchaser and Seller shall use their commercially reasonable efforts to resolve any of Purchaser’s objections to the Closing Statement as described in Purchaser’s Objection Notice, and Seller shall make such revisions to the Closing Statement as mutually agreed between Seller and Purchaser, and, if any changes are made, shall deliver a copy of such revised Closing Statement to Purchaser prior to the Closing. With respect to any of Purchaser’s objections that are not resolved before the Closing Date, the parties shall proceed as follows: (i) if the aggregate amount of Purchaser’s unresolved objections with respect to the Estimated Net Current Amount is less than $50,000, the Closing shall proceed with the Seller’s estimate of such disputed amounts, and (ii) if the aggregate of Purchaser’s unresolved objections with respect to Estimated Net Current Amount is greater than $50,000, then the mid-point between the aggregate of Purchaser’s unresolved objections and Seller’s estimate of such disputed amount with respect to the Estimated Net Current Amount shall be used for purposes of proceeding to Closing. The amounts used pursuant to subclause (i) or (ii) of this Section 1.4(b) shall be referred to as the “Estimated Net Current Amount.”

(c) Simultaneously with the execution of this Agreement, Purchaser shall deposit two million dollars ($2,000,000) (the “Deposit”) with the Seller, by wire transfer of immediately available funds.

(d) Pursuant to the Escrow Agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”), Purchaser and Seller shall on the Closing Date appoint Mellon Trust of New England, NA, as the escrow agent (in such capacity, the “Escrow Agent”). At the Closing, Purchaser shall deposit with the Escrow Agent an amount equal to the sum of $250,000 and 10% of the Estimated Purchase Price (the “Escrow Amount”) by wire transfer of immediately available funds, such amount to be held in a segregated account (the “Escrow Account”). The Escrow Account shall be held, managed and distributed as provided in the Escrow Agreement.

(e) On the Closing Date, Purchaser shall pay to Seller, an amount equal to the Estimated Purchase Price minus the sum of the Deposit, the Seller’s Retention Contribution Amount and the Escrow Amount (the “Closing Payment”), by wire transfer of immediately available funds into an account or accounts designated by Seller (or selling Subsidiaries).

1.5 Post-Closing Adjustment.

(a) No later than the 30th day following the Closing Date, Seller will prepare and deliver to Purchaser, Seller’s calculation of the Net Current Amount (the “Closing Statement”) including detailed presentations of the calculations of Business Payables, Business Receivables and Business Inventory. Seller will prepare the Closing Statement (including the determinations included therein) in accordance with Section 1.5(e).

(b) During the 30-day period immediately following Purchaser’s receipt of the Closing Statement or, in the event Seller shall fail to deliver the Closing Statement within the 30-day period set forth in Section 1.5(a) (in which case, at Purchaser’s option, Section 1.4(b) (and the Estimated Purchase Price reflected therein) shall be treated as the Closing Statement for all purposes hereof), following the 30th day following the Closing Date, Purchaser and its representatives (i) will be permitted to review, during normal business hours and upon reasonable notice, Seller’s books and records and the working papers related to the preparation of the Closing Statement (including the determinations included therein), and (ii) will be given access, during normal business hours and upon reasonable notice, to knowledgeable employees and accounting professionals of Seller in order to facilitate Purchaser’s review of the Closing Statement. The Closing Statement (including the determinations included therein) will become final, binding and conclusive upon Purchaser and Seller (a) on the 30th day following Purchaser’s receipt thereof, unless Seller receives from Purchaser prior to such 30th day written notice of the Purchaser’s disagreement (a “Dispute Notice”) with any amount or determination set forth in the Closing Statement or (b) on such earlier date as the Purchaser notifies Seller that it does not dispute the Closing Statement. Any Dispute Notice will specify in reasonable detail the nature and dollar amount of any disagreement so asserted (collectively, the “Disputed Items”). If Purchaser timely delivers a Dispute Notice, then the determination of the Purchase Price (in accordance with the resolution described in clause (x) or (y) below, as applicable) will become final, binding and conclusive upon Purchaser and Seller on the first to occur of (x) the date on which Purchaser and Seller resolve in writing all differences they have with respect to the Disputed Items or (y) the date on which all of the Disputed Items that are not resolved by Purchaser and Seller in writing are finally resolved in writing by the Independent Accountants in accordance with Section 1.5(c).

(c) During the 30 days following delivery of a Dispute Notice, Purchaser and Seller shall seek in good faith to resolve any differences that they have with respect to all of the Disputed Items. Any Disputed Item resolved and set forth in a writing executed by Purchaser and Seller will be deemed final, binding and conclusive on Purchaser and Seller. If Purchaser and Seller do not reach agreement on all of the Disputed Items during such 30-day period (or such longer period as they shall mutually agree), then at the end of such 30-day (or longer) period Purchaser and Seller will submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to a nationally recognized firm of independent certified public accountants with a nationwide audit and accounting practice as Purchaser and Seller may mutually agree (the

“Independent Accountants”) to review and resolve such matters. The Independent Accountants will determine each Unresolved Item (the amount or value of which may not be more than the greatest amount or value, nor less than the lowest amount or value, proposed by the parties in their written submissions to the Independent Accountants) in accordance with Section 1.5(e) as promptly as may be reasonably practicable, and Purchaser and Seller will instruct the Independent Accountants to endeavor to complete such process within a period of no more than 60 days. The Independent Accountants may conduct such proceedings as the Independent Accountants believe, in their sole discretion, will assist in the determination of the Unresolved Items; provided, however, that, except as Purchaser and Seller may otherwise agree, all communications between Purchaser and Seller or any of their respective representatives, on the one hand, and the Independent Accountants, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating party. The Independent Accountants’ determination of the Unresolved Items will be final, binding and conclusive on Purchaser and Seller, effective as of the date the Independent Accountants’ written determination is received by Purchaser and Seller. Each of Purchaser and Seller will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure. The fees and expenses of the Independent Accountants incurred pursuant to this Section 1.5(c) shall be borne pro rata by Seller and Purchaser in inverse proportion to the allocation of the dollar amount of the Unresolved Items, in the aggregate, between Purchaser and Seller made by the Independent Accountants such that the party with whom the Independent Accountants agree more closely pays a lesser proportion of the fees and expenses.

(d) Upon final determination of the Purchase Price pursuant to Section 1.5(b) or (c) (the “Final Purchase Price”), an adjustment to the Purchase Price will be determined and promptly paid as follows:

(i) If the Estimated Purchase Price exceeds the Final Purchase Price, Seller will pay to Purchaser the amount of such excess. Any amount payable by Seller to Purchaser pursuant to this Section 1.5(d) will be paid as follows: (x) first, from the Post-Closing Adjustment Escrow Amount (as defined in the Escrow Agreement), in which case Seller and Purchaser shall, within three (3) Business Days of the determination of the Final Purchase Price, issue joint written instructions directing the Escrow Agent to distribute to Purchaser out of the Escrow Account an amount equal to the excess of the Estimated Purchase Price over the Final Purchase Price (provided such amount shall not be more than the Post-Closing Adjustment Escrow Amount) and (y) second, the remaining amount, if any, from Seller directly by wire transfer of immediately available funds to the account specified in writing by Purchaser within three (3) Business Days of the determination of the Final Purchase Price.

(ii) If the Final Purchase Price exceeds the Estimated Purchase Price, Purchaser will pay to Seller the amount of such excess, if any. Any amount payable by Purchaser to Seller pursuant to this Section 1.5(d) will be paid within three (3) Business Days of the determination of Final Purchase Price by wire transfer of immediately available funds to the account specified in writing by Seller; and Purchaser and Seller shall, within three (3) Business Days of the determination of the Final Purchase Price, issue joint written instructions directing the Escrow Agent to distribute to Seller the amount of the Post-Closing Adjustment Escrow Amount.

(e) For the purposes of this ARTICLE I, each amount included in the Closing Statement will be (A) calculated utilizing the accounting principles, policies, procedures and methodologies reflected on Section 1.5 of the Disclosure Schedule hereto and (B) consistent with the books and records of the Seller and the Subsidiaries and the definitions of terms as set forth herein.

1.6 Closing Obligations.

(a) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser:

(i) the Transfer Documents;

(ii) the Officer’s Certificates described in Section 5.2(d);

(iii) the Transition Agreement and the Supply Agreement;

(iv) the Escrow Agreement;

(v) all instruments and documents necessary to release any and all Liens other than Permitted Liens, including appropriate UCC financing statement amendments or termination statements;

(vi) an affidavit of non-foreign status from Seller that complies with Section 1445 of the Code in a form reasonably acceptable to Purchaser;

(vii) such other documents as Purchaser shall reasonably request as are necessary to consummate the Transactions contemplated hereby.

(b) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller:

(i) the Transfer Documents to which Acquisition Sub is to be a party;

(ii) the Closing Payment as provided in Section 1.4(e), reduced by any applicable Tax or other withholding, which shall be treated as paid to Seller for the purpose of this Agreement;

(iii) the Officer’s Certificate described in Section 5.3(c); and

(iv) the Escrow Agreement;

(v) the Transition Agreement and the Supply Agreement.

1.7 Withholding Rights. Purchaser and Acquisition Sub shall be entitled to deduct and withhold from any portion of the Purchase Price otherwise payable to Seller pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or non-United States Tax law. To the extent that amounts are so withheld by Purchaser or Acquisition Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

REGARDING SELLER

Seller represents and warrants to Purchaser, subject to the exceptions set forth in the Disclosure Schedule (which exceptions shall specifically identify a the Section or Sections to which such exceptions relate) that:

2.1 Organization and Qualification. Seller is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Each Subsidiary is an entity as described in Schedule 1, duly organized, validly existing and in good standing under the Laws of its state of organization, as set forth in Schedule 1. Seller and each Subsidiary has all requisite corporate power and authority and all necessary Permits to operate the Business as it is now being conducted, except where any failure to have such power and authority or Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

2.2 Authorizations, Consents and Approvals; No Violations.

(a) The execution of this Agreement and all related agreements to be executed by Seller and the consummation of the Transactions has been duly and validly approved by all required action of Seller and each Subsidiary and no such approval has been revoked or rescinded.

(b) Except for reports required to be filed with the SEC, no applications, notices to, consultations with, Consents of or filings with, any Government Authority, self-regulatory authority or third party are necessary in connection with the execution and delivery of this Agreement and the consummation of the Transactions.

(c) Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions, does or will (i) conflict with in any material respect, or result in any breach of, any provisions of the certificate of incorporation or bylaws of Seller or the equivalent charter documents of any Subsidiary; (ii) conflict with, result in or constitute a default under, any of the terms, conditions or provisions of any Material Contract to which Seller or any Subsidiary is a party or by which it is bound, except where such conflicts, results or defaults would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect; (iii) conflict with, result in or constitute a default under, any of the terms, conditions or provisions of any Permit of Seller or any Subsidiary; or (iv) conflict with or violate any Order or Law applicable to Seller, any Subsidiary, the Business or any of the Purchased Assets.

2.3 Compliance with Laws.

(a) Seller and each Subsidiary is in compliance in all material respects with all laws applicable to the Business and the Purchased Assets and has operated the Business and maintained the Purchased Assets in compliance in all material respects with all applicable Laws, Orders and Permits. None of Seller or any Subsidiary has, since January 1, 2005, received any written communication from any Governmental Authority alleging that Seller or any Subsidiary is not in material compliance with any applicable Law, Order or Permit relating to the operation of the Business that has not been resolved.

(b) Seller and the Subsidiaries have all material Permits that are required for the operation of the Business and ownership or possession of the Purchased Assets. None of the Seller or any Subsidiary is in material default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which it is a party. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened in writing, relating to the suspension, revocation or materially adverse modification of any Permit.

(c) Neither Seller nor any Subsidiary, nor any of their respective directors, officers, agents or employees have (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-2), as amended, or any other Law; or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts.

2.4 Financial Statements. The consolidated financial statements of Seller included or incorporated by reference in the Reports, as of the date filed with the SEC, complied with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q). The books and records of Seller and the Subsidiaries with respect to the Business and the Purchased Assets have been and are being maintained in accordance with GAAP and all other applicable legal and accounting requirements and reflect only actual transactions.

2.5 Absence of Certain Changes or Events. Since December 31, 2006, except as disclosed in the Reports or as a consequence of, or as contemplated by, this Agreement, the Business has been conducted in the ordinary course of business and none of Seller or any Subsidiary has experienced with respect to the Business or the Purchased Assets any events, changes, occurrences or circumstances that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect. Without limiting the generality of the foregoing, as of the date hereof, except as contemplated by this Agreement or disclosed in the Reports, since December 31, 2006, neither Seller nor any Subsidiary has:

(a) amended in any material respect, terminated, cancelled, compromised in any material respect or settled any material claim relating to the Business, other than in the ordinary course of business consistent with past practice;

(b) sold, transferred, leased, subleased, licensed or otherwise disposed of any material properties or assets used primarily in the Business, other than in the ordinary course of business consistent with past practice;

(c) other than in the ordinary course of business consistent with past practice, (i) advanced the collection of, or offered any incentives that led to the advanced collection of, any accounts receivable of Seller, (ii) materially modified the pricing or distribution practices of Seller, including any material change in the frequency, timing, form or manner of distribution of Remotes, (iii) offered any material discounts, rebates or offsets, or (iv) engaged in channel stuffing or trade loading, in each case related to the Business;

(d) made any material change to its financial accounting methods, principles or practices applicable to the Business;

(e) experienced any damage, destruction or loss (whether or not covered by insurance) materially affecting the Business;

(f) sold, assigned, transferred, abandoned or permitted to lapse any material Licenses or Permits or any portion thereof, or any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets materially related to the Business;

(g) changed any method of Tax accounting or made any Tax election or changed an existing election by Seller with respect to the Business; and

(h) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 2.5(a) through (g).

2.6 Litigation. There is no Litigation pending before any domestic or foreign federal, national, state or local court, tribunal or agency, or before any arbitrator, specifically relating to the Business or any of the Purchased Assets, including in connection with any Remotes or other product manufactured, sold or distributed, or services provided, by Seller or any Subsidiary in connection with the Business. None of Seller or any Subsidiary has received written notice, and Seller has no Knowledge of, any threatened Litigation of the kind described in the preceding sentence. Neither Seller nor any Subsidiary nor any of their respective material assets or properties is subject to any Order that could affect the legality, validity or enforceability of this Agreement or the consummation of the Transactions.

2.7 Taxes. As relates directly to the Business or the Purchased Assets,

(a) All Tax Returns required to be filed by or with respect to Seller or any Subsidiary have been filed within the time and in the manner prescribed by Law. All such Tax Returns are true, correct, and complete in all material respects, and all Taxes owed by Seller or any Subsidiary, whether or not shown due on any Tax Return have been paid. No claim has ever been made in writing by any Tax Authority in any jurisdiction with respect to which either Seller or any Subsidiary does not file or has not filed Tax Returns that such entity is or may be subject to taxation by that jurisdiction.

(b) No action, suit, proceeding, audit, or other examination is pending against or with respect to Seller or any Subsidiary regarding Taxes, and neither Seller nor any Subsidiary has received written notice from any Tax Authority that any such action, suit, proceeding, audit, or other examination is pending. No deficiency for any Taxes has been proposed in writing against either Seller or any Subsidiary, which deficiency has not been paid in full.

(c) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to either Seller or any Subsidiary for any taxable period.

(d) There are no Liens for Taxes against any of Seller’s or any Subsidiary’s assets, other than with respect to Taxes not yet due and payable.

(e) Seller and each Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(f) Neither Seller nor any Subsidiary has ever been (i) a member of any affiliated group filing or required to file a consolidated, combined, or unitary Tax Return (other than any such group of which Seller is the common parent) or (ii) a party to any Tax sharing agreement or similar contract or arrangement. Neither Seller nor any Subsidiary has any liability for the Taxes of any other Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-United States law), as a transferee or successor, by contract, or otherwise.

2.8 Title to and Sufficiency of Purchased Assets.

(a) Seller and each Subsidiary, as applicable, has good and marketable title to, or, in the case of leased or licensed Purchased Assets, valid and subsisting leasehold or licensed interests in, all of its respective Purchased Assets, free and clear of all Liens, except for Permitted Liens.

(b) All of the tangible Purchased Assets are in all material respects in good operating condition and repair, normal wear and tear excepted, and are suitable for the purposes for which they are currently used. The Purchased Assets constitute all of the interests, properties and assets that are necessary for the continued operation of the Business from and after the Closing Date as the Business is conducted on the date hereof.

2.9 Intellectual Property.

(a) As of the date of this Agreement:

(i) Seller or a Subsidiary owns all right, title and interest in and to its intellectual property that would constitute Transferred IP if owned at the Closing (“Current IP”), and Seller or a Subsidiary has the exclusive right to use such Intellectual Property free and clear of any claims.

(ii) (A) Neither Seller nor any Subsidiary is, nor will any such Person be, as a result of the execution and delivery of this Agreement, in breach of any license, sublicense or other agreement relating to the Current IP, (B) the execution and delivery of this Agreement will not impair the right of Seller or a Subsidiary to use, possess, sell, or license any Current IP, and (C) the use and transfer of the Current IP does not require the Consent of any other person.

(iii) (A) the Current IP has been properly maintained in the jurisdictions noted in Section 2.9(a) of the Disclosure Schedule; (B) to Seller’s Knowledge, there is no unexpired patent or patent application that includes claims that would materially adversely affect the Business; (C) Seller is not, as of the date hereof, a party to any pending or, to the Seller’s Knowledge, threatened Litigation that involves a claim of infringement of any patent, trademark, service mark, copyright or violation of any trade secret or other proprietary right of any third Person as a result of Seller’s or any Subsidiary’s conduct of the Business, nor has Seller received written notice of any such threatened claim, nor is Seller or any Subsidiary the subject of any Consent agreement nor a party to any settlement agreement resolving any such claim that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect; (D) to Seller’s Knowledge, the manufacturing, marketing, licensing, sale or use of any products of Seller sold in the Business, in the manner currently manufactured, marketed, sold or licensed or used, does not infringe or misappropriate any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party; and (E) to Seller’s Knowledge, there is no unauthorized, use, disclosure, infringement or misappropriation of any Current IP by any third party.

(iv) Seller and the Subsidiaries have the right to use, free and clear of any claims or rights of others, all trade secrets, inventions, detailed customer contact information, and manufacturing and confidential processes (“Trade Secrets”) required for or incident to the manufacture and marketing of all products presently sold, manufactured, licensed, under development or produced by it in connection with the Business, including products licensed to others. Seller has taken commercially reasonable steps to preserve and maintain (A) the confidentiality of, and (B) Seller’s and the Subsidiaries’ interests in their respective Trade Secrets relating to the Business.

(b) The Current IP and the licenses that would constitute Transferred Licenses if owned by Seller or a Subsidiary at Closing constitute all of the material intellectual property that is necessary to conduct the Business substantially as conducted during the six (6) month period prior to the date hereof.

(c) Notwithstanding the foregoing, the representations and warranties of this Agreement with respect to IP, do not apply to European Patent No. 0880383 and/or Japanese Patent No. 3534776, both of which are specifically being transferred “as is” without any representation or warranty.

2.10 Material Contracts.

(a) Section 2.10(a) of the Disclosure Schedule sets forth a list of Material Contracts of the type described below (the “Listed Contracts”) that are in effect as of the date hereof:

(i) each Material Contract with any supplier to Seller or any Subsidiary with respect to the Business;

(ii) each Material Contract with an OEM or retail customer of the Business;

(iii) all Material Contracts to which Seller or a Subsidiary is a party that are reasonably expected to result in payment on the part of Seller or a Subsidiary in excess of ten thousand dollars ($10,000) or the provision of goods or services by Seller or a Subsidiary valued in excess of twenty-five thousand dollars ($25,000), in either case during any twelve-month period; and

(iv) each other Material Contract.

(b) Each Listed Contract is, in all material respects, (i) in full force and effect and is a valid and binding obligation of Seller or a Subsidiary and (ii) enforceable against Seller or a Subsidiary and the other parties thereto, in accordance with its terms (except that the enforcement thereof may be limited by (A) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law). As of the date hereof, Seller and the Subsidiaries are not and, to Seller’s Knowledge, no other party is, in material breach of, or material default under, any Listed Contract.

(c) Seller has delivered to Purchaser a true, correct and complete copy of each Listed Contract, including any amendments thereto. Except for the Listed Contracts, as of the date hereof and with respect to the Business, none of Seller or any Subsidiary is party to or bound by any Material Contract.

(d) Neither Seller nor any Subsidiary is a party to or bound by any non-competition agreement or obligation that limits the manner in which, or the localities in which, all or any portion of the Business, as conducted by Purchaser, may at any time in the future be conducted.

2.11 Suppliers.

(a) Listed in Section 2.11(a) of the Disclosure Schedule are the names of each of the ten (10) most significant suppliers (by purchase volume) to Seller and the Subsidiaries, taken as a whole, with respect to the Business in 2006, showing the approximate total purchases by Seller or any Subsidiary from each such supplier during such period.

(b) As of the date hereof, none of Seller or any Subsidiary has received any written notice from a material supplier that such supplier has refused or plans to refuse to sell to Seller or any Subsidiary on terms and conditions substantially similar to those used in its sales to Seller or such Subsidiary in 2006, subject to general and customary price increases.

2.12 Customers.

(a) Listed in Section 2.12(a) of the Disclosure Schedule are the names of each of the ten (10) most significant customers (by purchase volume) of Seller or any Subsidiary with respect to the Business in 2006, showing the approximate total sales by Seller or any Subsidiary to each such customer during such period.

(b) As of the date hereof, none of Seller or any Subsidiary has received any written notice from a customer listed in Section 2.12(a) of the Disclosure Schedule that such customer has defaulted or intends to default under any current contractual obligation to Seller or a Subsidiary, to fail to renew a contract that it would otherwise reasonably be expected to renew in the ordinary course of business or otherwise to fail to make purchases from Seller or a Subsidiary substantially in accordance with Seller’s reasonable expectations based on current agreements and performance history.

2.13 Brokers and Finders. Neither Seller nor any Subsidiary has employed any investment banker, broker, finder or intermediary in connection with the Transactions that would be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from Purchaser or Acquisition Sub in connection with this Agreement or the Transactions.

2.14 Disclosure. Except as corrected in a later Report, the Reports, as of the date filed with the SEC, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations of the SEC thereunder.

2.15 Inventory. All the Seller’s and Subsidiaries’ inventory that would be Business Inventory if owned by Seller or a Subsidiary at Closing consists of a quality and quantity usable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items. Section 2.15 of the Disclosure Schedule sets forth the standards and practices employed by Seller and the Subsidiaries in controlling and managing the Business Inventory.

2.16 Product and Service Warranties. None of Seller or any Subsidiary makes any express warranties or guaranties as to Remotes or other products manufactured, sold or distributed, or services provided, by Seller or any Subsidiary in connection with the Business, and, except for routine claims relating to product defects that can be cured by repair or replacement (the amount of which is not materially greater than historical defect rates), there is no pending or, to the Knowledge of Seller, threatened claim alleging any breach of any such warranty or guaranty. Since January 1, 2005, none of Seller or any Subsidiary has received a claim for, or based upon, breach of warranty, strict liability, negligent manufacture, negligent provision of services, or any other allegation of liability resulting from defects in Remotes or other products manufactured, sold or distributed, or from services provided, by Seller or any Subsidiary, in connection with the Business, except for routine claims relating to product defects that can be cured by repair or replacement (the amount of which is not materially greater than historical defect rates).

2.17 Environmental Matters.

(a) The operations of Seller and the Subsidiaries in connection with the Business and the Purchased Assets are in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any

Permits required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”); and

(b) Neither Seller nor any Subsidiary is subject to any pending or, to Seller’s Knowledge, threatened claim alleging that Seller or any Subsidiary may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law with respect to or in connection with the Business or any of the Purchased Assets.

2.18 Employees. No increase in the salary or wage, bonus, benefits or other compensation other than normal periodic increases in base compensation applied on a basis consistent with that of prior years with respect to Business Employees has been made, and no such increase has been promised with respect to the period following the Closing Date.

2.19 Seller’s Benefit Plans.

(a) For purposes of this Agreement, the term “Seller Benefit Plan” means any material plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to by Seller or any ERISA Affiliate (which means any Affiliate or any entity which is required to be aggregated with Seller under Section 414 of the Code) for the benefit of any employee of Seller.

(b) None of the Seller Benefit Plans is subject to Title IV of ERISA (including any multiemployer plan within the meaning of ERISA Section 3(37) or 4001(a)(3)) or the minimum requirements of Section 412 of the Code or Section 302 of ERISA.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that:

3.1 Corporate Organization, Qualification, Power, Authority and Nationality.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of California. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

(b) Each of Purchaser and Acquisition Sub has the requisite organizational power and authority to execute and deliver this Agreement and to consummate the Transactions. This Agreement, and the consummation by Purchaser of the Transactions, have been duly and validly authorized by all required action of Purchaser and Acquisition Sub, and no other corporate proceeding on the part of Purchaser or Acquisition Sub is necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Purchaser and Acquisition Sub and, assuming this Agreement constitutes the valid and binding agreement of Seller, constitutes the valid and binding agreement of Purchaser and Acquisition Sub, enforceable against Purchaser and Acquisition Sub in accordance with its terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

3.2 Consents and Approvals; No Violations.

(a) No material applications, notices to, consultations with, Consents of, or filings with, any Government Authority, self-regulatory authority or third party are necessary in connection with the execution and delivery by Purchaser and Acquisition Sub of this Agreement and the consummation by Purchaser or Acquisition Sub of the Transactions.

(b) Neither the execution, delivery or performance of this Agreement by Purchaser and Acquisition Sub, nor the consummation by Purchaser and Acquisition Sub of the Transactions, does or will (i) conflict with in any material respect, or result in any material breach of any material provision of the charter documents of Purchaser or Acquisition Sub; or (ii) conflict with or violate any Order or Law applicable to Purchaser or Acquisition Sub or any of their respective material properties or assets.

3.3 Brokers and Finders. No investment banker, broker, finder or intermediary or other Person is or will be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from Seller in connection with this Agreement or the Transactions as a result of any arrangement made by Purchaser or Acquisition Sub.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS AND OTHER AGREEMENTS

4.1 Conduct of the Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, unless Purchaser shall otherwise consent in writing (which shall include electronic mail and which consent shall not be unreasonably withheld), and except as otherwise contemplated by this Agreement, Seller shall (i) carry on the Business in the ordinary course and in a manner consistent with past practice, (ii) preserve intact Seller’s material Business relationships with its customers, suppliers, distributors and others having business dealings with it, (iii) maintain all of the Purchased Assets in good working order consistent with past practice, (iv) not subject any of the Purchased Assets to any Liens, other than Permitted Liens, (v) not terminate key employees engaged in the Business, (vi) not advance the collection of, or offer any incentives that lead to the advance collection of, any accounts receivable of the Business, (vii) not change prices of Remotes or otherwise modify the pricing practices of Seller relating to the Business, (viii) not offer any discounts, rebates or offsets in connection with the Business other than in the ordinary course of business consistent with past practice, (ix) not waive any claim of Seller relating to the Business, (x) not permit any material insurance policy covering assets likely to be

Purchased Assets to lapse (unless replaced by an equivalent policy), (xi) except in the ordinary course of business consistent with past practice, not enter into any customer contract or amend any existing customer contract with respect to the Business, or (xii) operate the Business in material compliance with all Laws.

4.2 Access to Information.

(a) In connection with the Transactions, upon reasonable advance notice to Seller and subject to the requirements of any Laws governing access to information, Seller shall provide Purchaser and its authorized agents and representatives (“Representatives”) with access, during normal business hours and without disruption to their day-to-day business, from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, to the offices, properties, plants, other facilities and books and records pertaining to the Business and, during such period, Seller shall furnish to such Representatives all financial, operating and other data and other information concerning the Business as such Representatives may reasonably request. Any access provided pursuant to this Section 4.2(a) may, at Seller’s option, be subject to or with the participation of Seller or a designated representative of Seller.

(b) The Confidentiality Agreement shall apply with respect to Information, as defined therein, furnished to Purchaser or its Representatives pursuant to this Section 4.2.

4.3 Regulatory And Other Approvals. Purchaser and Seller will, as promptly as practicable, take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental Authorities or any other Person required to consummate the Transactions and provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith. Notwithstanding the foregoing, no Assumed Contract shall be deemed to be assigned to Acquisition Sub to the extent that such assignment is prohibited by Law or by a valid and enforceable prohibition to such an assignment contained in such Assumed Contract until the necessary waiver or consent (whether express or by acquiescence) to such assignment has been obtained or such provision has been rendered ineffective or unenforceable by Law, action of the parties or otherwise, whether before or after the Closing Date. In any event, however, Seller shall, at the reasonable request and under the reasonable direction of Purchaser, at Purchaser’s expense, in the name of Seller or otherwise, take such action as shall in the reasonable opinion of Purchaser be necessary or proper in order that the rights, benefits and obligations of Seller or any Subsidiary under Assumed Contracts included in the Purchased Assets are preserved for the benefit of Acquisition Sub. If and when any such consents or approvals shall be obtained, then Seller shall promptly assign its right and obligations under such Assumed Contracts to Acquisition Sub without the payment of any additional consideration therefor.

4.4 Reasonable Efforts. Seller and Purchaser shall furnish to each other such information and assistance as the other may reasonably request in connection with required filings, applications and Consents, and they shall keep each other advised of the progress of making all such filings, applications and Consents.

4.5 Publicity. Seller and Purchaser will consult with each other and will mutually agree upon any press release or public announcement pertaining to this Agreement or the Transactions and shall not issue any such press release or public announcement prior to such consultation and agreement, except as may be required by applicable Law, contract or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or public announcement shall use its reasonable efforts to consult in good faith with the other party and give such other party a reasonable opportunity, to the extent reasonably practicable, to review and comment upon such press release or public announcement before issuing any such press release or public announcement. Following the initial release, either party may issue, without Consent, future releases or publications that are consistent with the initial release.

4.6 Tax Matters.

(a) Not later than sixty (60) days following the determination of the final Net Current Amount pursuant to Sections 1.4(b) and 1.5, Purchaser shall prepare or cause to be prepared and shall provide to Seller a statement (the “Asset Acquisition Statement”) allocating among the Purchased Assets and the agreement contained in Section 4.10 the Purchase Price (including, without limitation, all Assumed Liabilities) for the Purchased Assets as set forth in this Agreement. Such statement shall be prepared in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. Within ten (10) days after the receipt of such Asset Acquisition Statement, Seller will propose to Purchaser in writing any reasonable changes to such Asset Acquisition Statement together with reasonable documentation supporting such changes (and in the event that no such changes are proposed in writing to Purchaser within such time period, Seller will be deemed to have agreed to, and accepted, the Asset Acquisition Statement). Purchaser and Seller will attempt in good faith to resolve any differences with respect to the Asset Acquisition Statement, in accordance with requirements of Section 1060 of the Code, within fifteen (15) days after Purchaser’s receipt of a timely written notice of objection from Seller. If Purchaser and Seller are unable to resolve such differences within such time period, then any remaining disputed matters will be submitted to the Independent Accountants for resolution, in accordance with the requirements of Section 1060 of the Code. Promptly, but not later than fifteen (15) days after such matters are submitted to it for resolution hereunder, the Independent Accountants will determine those matters in dispute and will render a written report as to the disputed matters and the resulting allocation of the purchase price (together with any Assumed Liabilities), which report shall be conclusive and binding upon the parties. The fees and expenses of the Independent Accountants in respect of such report shall be paid one-half by Purchaser and one-half by Seller. Purchaser and Seller shall each file or cause to be filed IRS Form 8594 for its taxable year that includes the Closing Date in a manner consistent with the allocation set forth on the Asset Acquisition Statement as so finalized, and (except as set forth below relating to a revised Asset Acquisition Statement) shall not take any position on any Tax Return or in the course of any Tax audit, review, or Litigation inconsistent with the allocation provided in the Asset Acquisition Statement. In the event that any adjustment is required to be made to the Asset Acquisition Statement as a result of the payment of any additional purchase price for the Purchased Assets or otherwise, Purchaser shall prepare or cause to be prepared, and shall provide to the Seller, a revised Asset Acquisition Statement reflecting such adjustment. Such revised Asset Acquisition Statement shall be subject to review and resolution of timely raised disputes in the same manner as the initial Asset Acquisition

Statement. Each of Purchaser and Seller shall file or cause to be filed a revised IRS Form 8594 reflecting such adjustment as so finalized for its taxable year that includes the event or events giving rise to such adjustment, and (except as required by future revised Asset Acquisition Statements) shall not take any position on any Tax Return or in the course of any Tax audit, review, or Litigation inconsistent with the allocation provided in the revised Asset Acquisition Statement.

(b) Each of Purchaser and Seller shall pay one half of all transfer, documentary, sales, use, stamp, registration, and other such Taxes and fees (including any penalties and interest but not including capital gains and income taxes) incurred in connection with the consummation of the transactions contemplated by this Agreement (the “Transfer Taxes”) when due. Seller will, at Seller’s expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, and other Taxes and fees, and, if, required by applicable law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Seller shall cooperate with Purchaser as reasonably requested by Purchaser to obtain exemptions from the payment of such Taxes.

(c) All real and personal property taxes, special assessments and tax rebates, if any, relating to the Business or the Purchased Assets, whether payable in installments or not, and whether due and payable or not, shall be prorated as of the Closing Date. If such taxes for the tax year in which the Closing occurs have not been finally determined on the Closing Date, then such taxes shall be prorated on an estimated basis using the most current information available and an appropriate payment shall be made by Seller to Purchaser or by Purchaser to Seller, as the case may be. When such taxes have been finally determined, the parties shall recalculate such prorations and an appropriate payment shall be made by Seller to Purchaser or by Purchaser to Seller, as the case may be, within fifteen days after such taxes are finally determined.

(d) Tax Cooperation. From and after the Closing Date, Seller shall cooperate with Purchaser, and Purchaser shall cooperate with Seller in the preparation of all Tax Returns and will provide (or cause to be provided) any records and other information the other so requests, and will provide access to, and the cooperation of its auditors. Seller shall cooperate with Purchaser and Acquisition Sub and Purchaser and Acquisition Sub will cooperate with Seller in connection with any Tax investigation, audit or other proceeding.

4.7 Reasonable Best Efforts; Further Assurances.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto will use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all lawful things necessary, proper or advisable to consummate and make effective the Transactions contemplated by this Agreement as soon as practicable after the date hereof and to ensure that the conditions set forth in Article V are satisfied, insofar as such matters are within its control. Without limiting the generality of the foregoing, and subject to Section 4.11, Seller, on the one hand, and Purchaser and Acquisition Sub, on the other hand, shall each furnish to the other such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing.

(b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties to this Agreement shall take or cause to be taken all such necessary action, including but not limited to the execution of any additional documents, bills of sale, instruments of transfer an other documents or instruments of any kind (not containing additional representations and warranties) and seeking consents to the Purchaser’s assumption of the Assumed Contracts not obtained prior to the Closing, as may be reasonably requested by any party hereto for such purposes or otherwise to complete or perfect the Transactions contemplated by this Agreement.

4.8 Books and Records. Purchaser shall, and shall cause any successor to the Business to, preserve, until at least the seventh anniversary of the Closing Date, all pre-Closing Date records of Seller that would normally be maintained by a similar company employing reasonable record-preservation practices. After the Closing Date and up until at least the seventh anniversary of the Closing Date, upon any reasonable request from Seller or their respective designees, Purchaser shall (a) provide to Seller or their respective designees reasonable access to the books and records described in the foregoing sentence during normal business hours and (b) permit Seller or its designee to make copies of such records. Such records may be sought under this Section 4.8 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, Litigation, federal securities disclosure or other similar needs of Seller. Notwithstanding the foregoing, any and all such records may be destroyed by Purchaser at any time if such party sends to Seller written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the thirtieth day following such notice unless Seller notifies the destroying party that it desires to obtain possession of such records, in which event the destroying party shall transfer the records, or copies thereof to Seller, and Seller shall pay all reasonable expenses of the destroying party in connection with such transfer to it.

4.9 Product Warranty Claims. Except as otherwise provided in this Section 4.9, Seller shall act, with respect to product warranty claims relating to products sold by the Business before the Closing, consistent with its past practice and with a view to maintaining good commercial relations between the customers of the Business and Purchaser. Seller shall promptly, and in any event within five (5) Business Days after receipt of a claim therefor, refer to Purchaser any warranty repair or replacement that is claimed consistent with this Section 4.9, and Purchaser shall process any such repair or replacement in a manner consistent with the product warranty. Seller shall promptly, and in any event within thirty (30) days after receipt of an invoice therefor, reimburse Purchaser for the reasonable cost of any such repair or replacement.

4.10 Non-Competition. For a period of five (5) years from the Closing, none of Seller or any Subsidiary will, directly or indirectly, engage in the design, development, manufacture or sale of Remotes; provided, however, that such restriction shall not apply to the sale of sensor components of Remotes that are sold by Seller as an incidental element of the sale of the product controlled by such Remote; and provided further that nothing in this Section 4.10 shall prohibit Seller or any Subsidiary from investing in the securities of any publicly traded company engaged in the Business, so long as Seller in no event holds of record or beneficially 5% or more of the outstanding securities of such publicly traded company.

4.11 Confidentiality. For five (5) years from and after the Closing Date, Seller shall, and shall cause its Affiliates and their respective officers, directors, employees and advisors (collectively, the “Recipients”) to, keep confidential any information relating to the Business, except for any such information that (a) is available to the public on the Closing Date, (b) thereafter becomes available to the public other than as a result of a disclosure by any Recipient, or (c) is or becomes available to any Recipient on a non-confidential basis from a source that is not prohibited from disclosing such information to such Recipient by a legal, contractual or fiduciary obligation to any other Person; provided, that nothing contained in this Section 4.11 shall prohibit any Recipient from disclosing any such confidential information should such Recipient be required by Law to disclose any such information; and provided further, that in any such case such Recipient shall inform Purchaser in writing of such request or obligation as soon as possible after such Recipient is informed of it and, if possible, before any information is disclosed, so that a protective order or other appropriate remedy may be obtained by Purchaser. If any Recipient is obligated to make such disclosure, it shall only make such disclosure to the extent to which it is so obligated, but not further or otherwise.

4.12 Employees.

(a) Purchaser shall offer employment as of the Closing Date to certain of the Business Employees (the “Target Employees”) upon terms that are competitive with those available to similarly qualified employees in the market. All Target Employees that accept such offer of employment are collectively referred to as “Transferred Employees” and all Business Employees that are not Target Employees and all Target employees that do not accept such offer of employment are collectively referred to as “Excluded Employees”. Subject to subsection (d) below, as of and from the Closing Date the Transferred Employees shall no longer be employees of Seller but shall be employees of Purchaser, and Purchaser accepts full responsibility for all matters and shall satisfy all liabilities relating to all Transferred Employees to the extent that such matters arise out of or are related to Purchaser’s employment of the Transferred Employees following the Closing Date, including, without limitation, all payroll, labor, employment and employee benefits liabilities; and the Excluded Employees shall remain employees of Seller and Seller retains full responsibility for all matters and shall satisfy all liabilities that arise out of or are related to Seller’s employment of (i) any Business Employee prior to the Closing Date (including without limitation all Transferred Employees) and (ii) any Excluded Employee, including, without limitation all payroll, labor, employment and employee benefit liabilities and all severance and other payments and notices relating to any termination of such Excluded Employee’s employment.

(b) With respect to the Business Employees in the United States, prior to the close of business on the date hereof Purchaser shall deliver to Seller a list of the Business Employees to whom Purchaser intends to offer employment (the “U.S. Target Employees”). Upon the announcement of the Transaction to the Seller’s employees in the United States, Seller shall inform the U.S. Target Employees that Purchaser shall offer them employment prior to the Closing.

(c) With respect to the Business Employees in Taiwan, Japan and China, Purchaser shall make commercially reasonable efforts to identify those of the Business Employees it intends to offer employment to as soon as possible. Seller has provided to

Purchaser lists containing all the Business Employees Seller believes are necessary to the continued operation of the Business in Taiwan (the “Taiwan Recommended Employees”), Japan (the “Japan Recommended Employees”) and China (the “China Recommended Employees”). Upon the announcement of the Transaction to the Seller’s employees in Taiwan, Japan and China, Seller shall inform the Taiwan Recommended Employees, the Japan Recommended Employees and the China Recommended Employees that Seller has recommended that Purchaser offer employment to them and that Purchaser anticipates offering employment to them. Thereafter, Purchaser shall make firm offers of employment to the Target Employees in Taiwan, Japan and China as soon as reasonably practicable.

(d) With respect to Business Employees that are located in China, the provisions of subsection 4.12(a) shall apply, except as follows:

(i) all Target Employees located in China will receive offers of employment prior to or on the Closing Date and will have thirty (30) days from the date thereof to accept or reject such offer of employment;

(ii) all Target Employees located in China that accept such offer of employment shall become Transferred Employees, as per the provisions of subsection 4.12(a) above, and Purchaser shall reimburse Seller for all expenses that were paid by Seller related to the employment of such Transferred Employees from and after the Closing Date;

(iii) Purchaser shall offer retention bonuses to Target Employees in China; and

(iv) Seller shall contribute $50,000 (“Seller’s Retention Contribution Amount”) to Purchaser’s retention plan for the Target Employees in China. Seller’s Retention Contribution Amount shall be used to pay retention bonuses and to cover severance obligations with respect to the Target Employees in China.

(e) Unless prohibited by Law and to the extent maintained by Seller in the ordinary course of business, Seller shall (i) make available to Purchaser as to each Transferred Employee other than Excluded Employees, such Transferred Employee’s name, date of hire, date and location of employment, current title, salary or wage and number of hours worked for calendar year 2006, salary or wage for calendar year 2007, bonus for calendar year 2006, if any, and all other material benefits and compensation for calendar year 2007, and (ii) deliver to Purchaser as soon as practicable after the date hereof all personnel files relating to each Transferred Employee.

(f) Except as expressly provided below, nothing contained herein shall restrict Purchaser in the future in the exercise of its independent business judgment as to the terms and conditions under which such employment shall continue, the duration of such employment, the basis on which such employment is terminated or the compensation or benefits provided to Transferred Employees.

(g) Seller shall be responsible and retain all liability for giving notification of and providing health care continuation coverage to current and former employees of Seller or any Subsidiary and other “qualified beneficiaries” within the meaning of and as required by the

Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for events that occur on or prior to the Closing Date. Purchaser shall provide administrative assistance to Seller, if so requested, with respect to COBRA notification.

(h) No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate any Purchaser Plan after the Closing Date. Notwithstanding anything herein to the contrary, no provision of this Section 4.12 shall create any third party beneficiary or other rights in any Transferred Employee, including any dependent, survivor or beneficiary thereof, in respect of continued employment (or resumed employment) with either Purchaser or any of its Affiliates, and no provision of this Section 4.12 shall create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement which may be established or made available by Purchaser or its Affiliates to the Transferred Employees.

4.13 Notice of Developments. Prior to the Closing, each party shall notify, as promptly as is reasonably practicable, the other party, in writing, of all material events, circumstances, facts and occurrences arising subsequent to the date of this Agreement that could reasonably be expected to result in any material breach of a representation or warranty or covenant of such party in this Agreement or that could reasonably be expected to have the effect of making any representation or warranty of such party in this Agreement untrue or incorrect in any material respect.

4.14 Sublease. Prior to the Closing the parties shall use commercially reasonable best efforts to agree on the form of a sublease to be entered into between the parties on the Closing date with respect to a portion of the property leased by Seller at 546 Flynn Road (3601 Calle Tecate), Camarillo, California 93010.

4.15 Licenses. With respect to the import and export licenses held by Computime, Farbell and Trim (the “License Holders”) and used to facilitate the import and export of goods in relation the Business, prior to and after the Closing Seller shall use commercially reasonable best efforts to facilitate continued cooperation and support from the License Holders after Closing in substantially the same manner as License Holders had been doing in concert and cooperation with Seller prior to the Closing.

4.16 Exclusivity. Unless and until this Agreement is terminated in accordance with the provisions of Section 7.1, Seller will not solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the Business.

ARTICLE V

CONDITIONS TO CONSUMMATION OF THE TRANSACTION

5.1 Conditions to Each Party’s Obligations to Complete the Transactions. The respective obligations of each party to complete the Transactions are subject to the condition that there shall not be in effect any Law or Order or any such action or other proceeding seeking to enjoin, restrain or prohibit the consummation of Transactions as provided herein; provided, however, that a party to this Agreement may not invoke this Section 5.1 if such party has directly or indirectly solicited or encouraged such Law or Order.

5.2 Additional Conditions to the Obligation of Purchaser. The obligation of Purchaser and Acquisition Sub to complete the Transactions is subject to the satisfaction at or prior to the Closing Date of the following conditions, any and all of which may be waived in whole or in part by Purchaser to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct at and as of the Closing Date with the same effect as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall be true and correct only as of such date or period of time); provided, however, that for purposes of this Section 5.2(a), all representations and warranties of Seller shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, without regard to any “material,” “materiality” or “Material Adverse Effect” qualifiers set forth therein, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(b) Performance. Seller shall have performed in all material respects all of its covenants and agreements under this Agreement to be performed or complied with on or prior to the Closing Date; provided, however, that if Seller cannot perform the covenant described in Section 4.1(i) of this Agreement as a direct result of the resignations of (i) Taiwan Recommended Employees prior to such time as Purchaser identifies to Seller the Target Employees in Taiwan or after such time as Purchaser has made its offer of employment to such employees, (ii) Japan Recommended Employees prior to such time as Purchaser identifies to Seller the Target Employees in Japan or after such time as Purchaser has made its offer of employment to such employees, or (iii) China Recommended Employees prior to such time as the Purchaser identifies to Seller the Target Employees in China or after such time as Purchaser has made its offer of employment to such employees, and such resignations are not clearly a result of circumstances unrelated to the Transaction, the requirement that Seller fulfill its obligations under Section 4.1(i) of this Agreement shall be waived by Purchaser for the purposes of this Section 5.2.

(c) Certificates. Purchaser shall have received on the Closing Date a certificate dated the Closing Date and executed by the Chief Financial Officer of Seller certifying to the fulfillment of the conditions specified in Sections 5.2(a) and (b).

(d) Deliveries. Purchaser shall have received on the Closing Date each of the deliveries listed in Section 1.6(a) hereof.

5.3 Additional Conditions to the Obligation of Seller. The obligation of Seller to complete the Transactions is subject to the satisfaction at or prior to the Closing Date of the following conditions, any and all of which may be waived in whole or in part by Seller to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained in ARTICLE III of this Agreement shall be true and correct at and as of the

Closing Date with the same effect as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall be true and correct only as of such date or period of time); provided, however, that for purposes of this Section 5.3(a), all representations and warranties of Seller shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, without regard to any “material,” “materiality” or “Material Adverse Effect” qualifiers set forth therein, individually or in the aggregate, would be reasonably expected to be material to the Transactions.

(b) Performance. Purchaser shall have performed in all material respects its covenants and agreements under this Agreement to be performed or complied with on or prior to the Closing Date.

(c) Certificate. Seller shall have received on the Closing Date a certificate dated the Closing Date and executed by the Chief Financial Officer of Purchaser certifying to the fulfillment of the conditions specified in Sections 5.3(a) and (b) hereof.

(d) Deliveries. Seller shall have received on the Closing Date each of the deliveries listed in Section 1.6(b) hereof.

ARTICLE VI

INDEMNIFICATION

6.1 Survival of Representations, Warranties and Covenants; Indemnification.

(a) Survival. All representations and warranties contained in this Agreement shall survive until the day that is eighteen (18) months after the Closing Date; provided, however, that (i) the representations or warranties set forth in Section 2.1 (Organization and Qualification), Section 2.2 (Authorizations, Consents and Approvals; No Violations), Section 2.5(c)(iv) (Channel Stuffing and Trade Loading), Section 2.7 (Taxes), Section 2.8(b) (Title to and Sufficiency of Purchased Assets) and Section 2.17 (Environmental Matters) (collectively, together with the representations and warranties set forth in Section 2.8(a), the “Extended Representations”) shall survive through the sixtieth (60th ) day after the date of the expiration of any applicable statute of limitations during which a claim may be brought against any Purchaser Indemnified Party or any Purchased Asset in respect of the subject matter thereof, and (ii) the representations and warranties set forth in Section 2.8(a) (Title to and Sufficiency of Purchased Assets) shall survive indefinitely. All covenants and agreements that by their terms contemplate or involve actions to be taken or obligations in effect after the Closing shall survive the Closing and remain in full force and effect in accordance with their terms and the terms of this Agreement.

(b) Indemnification by Seller. Subject to the other provisions of this Section 6.1, from and after the Closing Date, Seller shall indemnify, hold harmless and reimburse Purchaser, Acquisition Sub and their respective officers, directors, agents and representatives (each a “Purchaser Indemnified Person” and collectively, the “Purchaser Indemnified Persons”) from and against and in respect of any and all Losses that may be imposed on, sustained, incurred or suffered by or assessed against each Purchaser Indemnified Person, directly or indirectly, to the extent relating to or arising out of or in connection with:

(i) any breach of any of the representations or warranties contained in ARTICLE II;

(ii) any failure by Seller or any Subsidiary to perform or comply with its covenants and agreements contained in this Agreement;

(iii) any claim made by any past, present or future holder of equity interests in Seller or any Subsidiary relating to Seller or any Subsidiary, to the Business, the Purchased Assets or any other businesses or assets of Seller or any Subsidiary; or

(iv) the Excluded Liabilities.

(c) Indemnification by Purchaser. Subject to the other provisions of this Section 6.1, from and after the Closing Date, Purchaser shall indemnify Seller, each Subsidiary and their respective officers, directors, agents and representatives (each a “Seller Indemnified Person” and collectively, the “Seller Indemnified Persons”) from and against and in respect of any and all Losses incurred by Seller that may be imposed on, sustained, incurred or suffered by or assessed against Seller, directly or indirectly, to the extent relating to or arising out of:

(i) any breach of the representations or warranties of Purchaser contained in ARTICLE III; or

(ii) any failure by Purchaser or Acquisition Sub to perform or comply with its covenants and agreements contained in this Agreement.

(d) Limitation of Liability. Notwithstanding anything to the contrary in this Section 6.1, Seller shall not have any liability with respect to Losses any Purchaser Indemnified Person would otherwise be entitled to recover pursuant to Section 6.1(b)(i) until the aggregate amount of Losses for which a Purchaser Indemnified Person would otherwise be entitled to indemnification pursuant to Section 6.1(b)(i) exceeds seventy-five thousand dollars ($75,000) (the “Deductible”), in which event the Purchaser Indemnified Person shall, subject to the Cap, be indemnified for all such Losses from the first dollar thereof; provided, however, Seller’s maximum aggregate indemnification liability pursuant to Section 6.1(b)(i) shall be twenty percent (20%) of the Purchase Price (the “Cap”). Notwithstanding the foregoing, neither the Deductible nor the Cap shall apply to any breach of any of the Extended Representations.

(e) Timing of Delivery of Notice of Claim. No party shall be liable for any Losses pursuant to Section 6.1(b)(i) or 6.1(c)(i) unless the party seeking such indemnification (the “Indemnified Party”) has delivered the notice of Claim in respect of such Loss required by Section 6.1(i) below to the party from which indemnification is sought (the “Indemnifying Party”) on or prior to expiration of the representation and warranty to which such Loss relates.

(f) Right of Subrogation. To the extent that an Indemnifying Party makes any payment pursuant to this ARTICLE VI in respect of Losses for which the Indemnified Party has a right to recover against a third party (including an insurance company), the Indemnifying Party shall be subrogated to the right of the Indemnified Party to seek and obtain recovery from such third party, including but not limited to the right to recover from an Indemnified Party the amount of any such recovery paid to such Indemnified Party.

(g) No Duplication. Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or more than one right to indemnification.

(h) Exclusive Remedy. Except as otherwise contemplated hereby (including, without limitation, the provisions of Section 4.9 above), from and after Closing, except for a party’s right to recover Losses and obtain all other legal and equitable remedies as may be available in connection with any acts of fraud, intentional misrepresentation or active concealment, indemnification under this Sections 6.1 shall be the sole and exclusive remedy of the parties to this Agreement, as applicable, for breach of any representation, warranty, covenant or agreement contained in this Agreement, and Seller, on the one hand, and Purchaser and Acquisition Sub, on the other, as applicable, shall have no other liability to the other party or parties resulting from any such breach.

(i) Notice of Claim. If the Indemnified Party shall become aware of any claim, proceeding or other matter (a “Claim”), that may give rise to a Loss that will be taken into account for purposes of calculating the amount of any indemnity obligation under this Section 6.1, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a Claim by a third party against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If the Indemnified Party does not promptly give notice of any Claim as specified above, such failure shall not affect the Indemnified Party’s right to indemnification hereunder for Losses in connection with such Claim, except to the extent the Indemnifying Party’s rights are prejudiced by such failure.

(j) Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have ninety (90) days to make such investigation of the Claim as it considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 90-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, they shall agree to apply it to the applicable deductible, or if the applicable deductible has been satisfied, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the dispute shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a Los Angeles Court.

(k) Third Party Claims.

(i) With respect to any Third Party Claims the Indemnifying Party shall have the right, at its expense and at its election, to assume control of the negotiation, settlement and defense of the Claim through counsel of its choice; provided, however, that the Indemnifying Party shall have no right to assume control of the negotiation, settlement or defense of any Thirty Party Claim (i) insofar as such Third Party Claim seeks as a remedy against the Indemnified Person injunctive or other equitable relief or criminal penalty or (ii) unless the Indemnifying Party acknowledges in writing to the Indemnified Party the Indemnifying Party’s liability hereunder to indemnify, hold harmless and reimburse the Indemnified Party in accordance herewith for all Losses (without regard to any otherwise applicable Deductible, Cap or other limitation) arising in connection with such Third Party Claim. The election of the Indemnifying Party to assume such control shall be made within thirty (30) days of receipt of notice of the Third Party Claim, failing which the Indemnifying Party shall be deemed to have elected not to assume such control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to be informed and consulted with respect to the negotiation, settlement or defenses of such Third Party Claim and to retain counsel to act on its behalf, but the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable period of time, subject to Section 6.1(k)(ii), the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim.

(ii) If the Indemnifying Party assumes control of the negotiation, settlement or defense of any Third Party Claim, the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnified Party (which consent may be withheld in the Indemnified Party’s sole discretion); provided, however, that no such consent is required if (i) the amount of such settlement does not exceed the then remaining balance of the Indemnification Escrow Amount, (ii) such settlement does not involve any injunctive or other equitable relief binding upon Purchaser, Acquisition Sub, the Business or the Purchased Assets, and (iii) such settlement expressly and unconditionally releases with prejudice each Purchaser Indemnified Party from all debts, liabilities and obligations arising in connection with such Third Party Claim.

(iii) The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and, regardless of which party has control thereof as provided for herein, shall keep each other reasonably advised with respect thereto.

(iv) The Indemnified Party shall not (except as may be required by Law) take any action the purpose of which is to prejudice the defense of any claim subject to indemnification hereunder or to induce a third party to assert a claim subject to indemnification hereunder.

(l) The parties to this Agreement agree to treat, and shall cause their Affiliates to treat, any indemnification payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by Law.

ARTICLE VII

TERMINATION

7.1 Termination.

(a) This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing: by Seller or Purchaser if the Closing does not occur on or before August 31, 2007 as a result of the failure of a condition to the obligation of the terminating party to close the Transaction to have occurred on or before that date; provided, however, that the right to terminate this Agreement under this clause shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date (a breach of a representation warranty or covenant by Acquisition Sub being, for the purpose of this Section 7.1(a)(a) deemed to be a breach by Purchaser); or

(b) by Seller or Purchaser if any court of competent jurisdiction or other Governmental Authority shall have issued an Order restraining, enjoining or otherwise prohibiting the Transactions.

(c) The party desiring to terminate this Agreement pursuant to Section 7.1(a)(ii) shall give written notice of such termination to the other party hereto.

7.2 Effect of Termination.

(a) In the event this Agreement is terminated pursuant to this Article VII, the Transactions shall be abandoned, without further action by either of the parties hereto, and this Agreement shall become void and have no further force and effect, except that (a) the obligations of Purchaser set forth in the Confidentiality Agreement shall remain in effect, (b) except as set forth in Section 1.4(c)(ii) hereof neither party shall be relieved from any liabilities or damages arising out of a material breach of any provision of this Agreement and (c) the respective obligations of the parties set forth in Sections 4.5, 7.2, 8.1, 8.2, and ARTICLE IX shall remain in effect.

(b) If Seller terminates this Agreement in accordance with the provisions of Section 7.1(a) as a result of a breach of a representation, warranty, covenant or agreement under this Agreement by Purchaser that has been the cause of or resulted in the failure of the Closing to occur on or before August 31, 2007 (a breach of a representation warranty or covenant by Acquisition Sub being, for the purpose of this Section 7.2(b) deemed to be a breach by Purchaser), then Seller shall be entitled to retain the Deposit, which shall serve as liquidated damages satisfying in full of any claims for damages and all other amounts due do Seller as a result of Purchaser’s failure to consummate the Transactions.

(c) If Purchaser terminates this Agreement in accordance with the provisions of Section 7.1(a) as a result of a breach of a representation, warranty, covenant or agreement under this Agreement by Seller that has been the cause of or resulted in the failure of the Closing to occur on or before August 31, 2007, and Seller’s failure to meet such requirements was not the result of an event of force majeure, then Seller shall be obligated to return the Deposit to Purchaser;

(d) If this Agreement is terminated for any reason other than the reasons described in Subsections 7.2(b) and 7.2(c) above, and as a result of events or circumstances that would not otherwise result in or be considered a breach of a representation, warranty, covenant or agreement under this Agreement by either of Seller or Purchaser, the Seller shall promptly return to the Purchaser one million dollars ($1,000.000) (with interest as proscribed below) in immediately available funds as directed by Purchaser, while the remainder of the Deposit shall be retained by the Seller and shall serve as liquidated damages satisfying in full of any claims for damages and all other amounts due do Seller as a result of Purchaser’s failure to consummate the Transactions..

(e) In the event that Seller is obligated to return the all or any portion of the Deposit interest shall accrue on the amount thereof at a rate equal to the “prime rate” as reported in the Wall Street Journal on the termination date plus two percent (2%) from the date this Agreement is terminated until the date the Deposit is paid to Purchaser in full.

ARTICLE VIII

DEFINITIONS; INTERPRETATION; EFFECTIVENESS OF AMENDMENT

8.1 Definitions. For purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“Acquisition Sub” has the meaning ascribed to it in the preamble.

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning ascribed to it in the preamble.

“Asset Acquisition Statement” has the meaning ascribed to it in Section 4.6(a).

“Assumed Contracts” means (i) the Listed Contracts set forth in Section 2.10(a) of the Disclosure Schedule that remain in effect at Closing and that are designated in Section 2.10(a) of the Disclosure Schedule as being assumed), and (ii) all other written contracts of Seller or a Subsidiary relating substantially exclusively to the Business that are made in the ordinary course of the Business after the date hereof and prior to the Closing Date as to which Purchaser shall have consented in writing.

“Assumed Liabilities” has the meaning ascribed to it in Section 1.2(a).

“Base Price” has the meaning ascribed to it in Section 1.4(a).

“Business” has the meaning ascribed to it in the preamble.

“Business Contract Liabilities” means all obligations of Seller or a Subsidiary under the Assumed Contracts that accrue and are to be performed from and after the Closing Date under the Assumed Contracts.

“Business Contract Rights” means all rights of Seller or a Subsidiary under the Assumed Contracts.

“Business Day” means any day other than Saturday, Sunday or a day when banking institutions are closed or are not required by law or regulation to be open in the State of California.

“Business Employees” means the employees of Seller or any Subsidiary listed on Exhibit D hereto.

“Business Equipment” means all machinery, equipment, tools implements, furniture and furnishings, computer hardware and other electronic equipment, vehicles, storage facilities or other similar items of property used or held for use by Seller or a Subsidiary substantially exclusively in connection with the Business, each item of which is listed on Schedule 1.1(e). For the avoidance of doubt, the term “Business Equipment” does not include any items not listed on Schedule 1.1(e) or any Leased Equipment (as defined in the Transition Agreement).

“Business General Intangibles” means the goodwill relating to the Business and other intangible attributes of the Business, including domain names relating solely to the Business.

“Business Inventory” means all materials, supplies, work in process and finished goods of Seller or a Subsidiary as of the close of business on the Closing Date, in each case determined in accordance with GAAP, used, held for use or generated in connection with the Business. Inventory that could be used in the Business or for other activities of Seller or a Subsidiary shall constitute Business Inventory if, but only if, it has been acquired specifically for use in the Business or otherwise allocated by Seller or a Subsidiary to the Business and is included (and only to the extent included) in the calculation of the Net Current Amount as finally determined in accordance with Section 1.5.

“Business Lease Obligations” means all obligations of Seller or a Subsidiary under the Business Leases that accrue and are to be performed from and after the Closing Date under the Business Leases.

“Business Lease Rights” means all rights of Seller or a Subsidiary in Business Leases.

“Business Leases” means all equipment, real property or other leases relating to the Business and listed in Schedule 1.1(g).

“Business Payables” means Seller’s or a Subsidiary’s accounts payable as of the close of business on the Closing Date determined in accordance with GAAP that are (i) related to the

Business and (ii) not more than 20 Business Days past due as of the close of business on the Closing Date. Accounts payable are related to the Business if they result from the purchase of Business Inventory or otherwise specifically from the operation of the Business.

“Business Receivables” means Seller’s or a Subsidiary’s accounts receivable as of the close of business on the Closing Date determined in accordance with GAAP that are related to the Business, and (ii) not more than 30 Business Days old as of the close of business on the Closing Date. Accounts receivable are related to the Business if they result from the sale of products in the Business otherwise arise specifically from the operation of the Business.

“Business Records” means the books and records or Seller or a Subsidiary specifically pertaining to the operation of the Business or to one or more of the Purchased Assets, whether in electronic or hard copy form.

“Cap” has the meaning ascribed to it in Section 6.1(d).

“China Recommended Employees” has the meaning ascribed to it in Section 4.12(c).

“Claim” has the meaning ascribed to it in Section 6.1(i).

“Closing” has the meaning ascribed to it in Section 1.3.

“Closing Date” has the meaning ascribed to it in Section 1.3.

“Closing Statement” has the meaning ascribed to it in Section 1.5(a).

“COBRA” has the meaning ascribed to it in Section 4.12(g).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by, or filing with or notification to, a Person pursuant to any contract, Law, Order, License or Permit.

“Current IP” has the meaning ascribed to it in Section 2.9(a)(i).

“Deductible” has the meaning ascribed to it in Section 6.1(d).

“Deposit” has the meaning ascribed to it in Section 1.4(c).

“Direct Claim” has the meaning ascribed to it in Section 6.1(i).

“Disclosure Schedule” means the Disclosure Schedule prepared by Seller and delivered to Purchaser concurrently with the execution of this Agreement.

“Dispute Notice” has the meaning ascribed to it in Section 1.5(b).

“Disputed Items” has the meaning ascribed to it in Section 1.5(b).

“Environmental Law” means any applicable federal, state or local statute, regulation, ordinance, or other legal requirement currently in effect relating to the protection of human health and safety, the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Permits” has the meaning ascribed to it in Section 2.17(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning ascribed to it in Section 2.19(a).

“Escrow Account” has the meaning ascribed to it in Section 1.4(d).

“Escrow Agent” has the meaning ascribed to it in Section 1.4(d).

“Escrow Agreement” has the meaning ascribed to it in Section 1.4(d).

“Escrow Amount” has the meaning ascribed to it in Section 1.4(d).

“Estimated Net Current Amount” has the meaning ascribed to it in Section 1.4(b).

“Estimated Purchase Price” has the meaning ascribed to it in Section 1.4(b).

“Excluded Employees” has the meaning ascribed to it in Section 4.12(a).

“Excluded Liabilities” has the meaning ascribed to it in Section 1.2(b).

“Extended Representations” has the meaning ascribed to it in Section 6.1(a).

“Final Purchase Price” has the meaning ascribed to it in Section 1.5(d).

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Authority” means any domestic or foreign agency, authority, board, judicial body, commission, legislature, instrumentality or office of any federal, national, state, county, district, municipal, city or other government unit.

“Indemnification Escrow Amount” has the meaning ascribed to it in the Escrow Agreement.

“Indemnified Party” has the meaning ascribed to it in Section 6.1(e).

“Indemnifying Party” has the meaning ascribed to it in Section 6.1(e).

“Independent Accountants” has the meaning ascribed to it in Section 1.5(c).

“Intellectual Property” means (a) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (b) all trademarks and service marks, other designations of origin and trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all know-how, trade secrets, technical information and confidential business information (whether patentable or unpatentable and whether or not reduced to practice), including, ideas, research and development, formulas, compositions, manufacturing and production processes, techniques and methods, technical data, designs, drawings, blue prints, patterns, specifications, assembly procedures, test procedures, instruction manuals, operation manuals, maintenance manuals, reliability data, quality control data, customer and supplier lists, parts lists, domain names, pricing and cost information and business and marketing plans and proposals, (e) all computer software (including data and related documentation) and (f) all other proprietary rights.

“Japan Recommended Employees” has the meaning ascribed to it in Section 4.12(c).

“Knowledge” means the knowledge, with due and diligent inquiry, of the executive officers of Seller.

“Law” means any domestic or foreign common, federal, national, state or local law, statute, ordinance, rule, regulation, and any other executive or legislative proclamation.

“License” means all licenses, Permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental Authority.

“License Holders” has the meaning ascribed to it in Section 4.15.

“Lien” means any mortgage, deed of trust, pledge, security interest, attachment, right of first refusal or first offer, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing) or right of others of any similar nature.

“Listed Contracts” has the meaning ascribed to it in Section 2.10(a).

“Litigation” means any suit, action, arbitration, cause of action, claim, complaint, criminal prosecution, investigation, demand letter, governmental or other administrative proceeding, whether at law or at equity, before or by any domestic or foreign federal, national, state or local court, tribunal, or agency or before any arbitrator.

“Los Angeles Court” has the meaning ascribed to it in Section 9.7.

“Losses” of a Person means any and all actual losses, liabilities, costs and expenses

(including reasonable attorneys’ fees and costs of investigation) of such Person, but shall not include any incidental or consequential damages (including without limitation lost profits or loss of goodwill), unless such Person is required to pay such incidental or consequential damages to a third party.

“Material Adverse Effect” means any event or series of events (whether related or not) that result in an adverse change in the assets, liabilities, financial condition or results of operations of the Business, that is material to the Business, taken as a whole, other than any such effect attributable to or resulting from (i) the public announcement of the Transactions, (ii) actions taken by Seller at the specific written request of Purchaser, (iii) any adverse change in general economic conditions or in conditions affecting the consumer electronics industry generally (other than any such adverse change that has a materially, disproportionate adverse impact on Seller as compared to the impact upon the industry generally), or (iv) changes resulting from earthquake, fire, flood, sabotage, accident, terrorist attack, act of war or other calamity of such character that may interfere materially with the conduct of the business and operations of Seller regardless of whether or not such loss shall have been insured.

“Material Contract” means a contract to which Seller or a Subsidiary is a party relating substantially exclusively to the Business that is material to the Business or, in the case of a contract that falls within clause (ii) of the definition of Assumed Contract, that can reasonably be expected to be material to the Business.

“Net Current Amount” means an amount, which may be positive or negative, equal to (A) the sum of Business Receivables plus the amount, if any, by which Business Inventory exceeds $2,000,000, less (B) the sum of Business Payables plus the amount, if any, by which Business Inventory is less than $2,000,000, but, in any event, the Net Current Amount shall not be more than $1,500,000.

“Order” means any decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any domestic or foreign federal, national, state or local or other court, arbitrator (with binding effect), tribunal, administrative agency or authority.

“Permit” means any domestic or foreign federal, national, state or local governmental approval, authorization, certificate, declaration, easement, filing, franchise, license, notice, permit, variance, clearance, exemption or right to which Seller is a party or that is or may be binding upon or inure to the benefit of Seller or the Business.

“Permitted Liens” means (i) statutory liens for Taxes not yet due or payable or that are being contested in good faith by appropriate proceedings, (ii) imperfections of title, easements and zoning restrictions, if any, that, individually or in the aggregate with other such matters, do not materially detract from the value or marketability of the property subject thereto or materially interfere with the uses and purposes to which such property is currently employed or materially impair the operations of Seller and that have arisen only in the ordinary course of business and consistent with past practice, (iii) any state of facts that an accurate survey would disclose, that, individually or in the aggregate with other such matters, do not materially detract from the value or marketability of the property subject thereto or materially interfere with the uses and purposes to which such property is currently employed or materially impair the operations of Seller and that have arisen only in the ordinary course of business and consistent with past practice, (iv) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens to the extent amounts owed the lien claimant (or potential lien claimant) thereunder are included in Business Payables, (vi) liens in respect of consignment arrangements securing the consigned inventory and any proceeds therefrom, (vii) notice filings with respect to personal property leases that reference such personal property and any proceeds therefrom, and (viii) restrictions on transfer of securities imposed by applicable state, national and federal securities Laws.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, association, organization or other entity.

“Post-Closing Adjustment Escrow Amount” has the meaning ascribed to it in the Escrow Agreement.

“Purchase Price” has the meaning ascribed to it in Section 1.4(a).

“Purchased Assets” has the meaning ascribed to it in Section 1.1

“Purchaser” has the meaning ascribed to it in the preamble.

“Purchaser Indemnified Person” has the meaning ascribed to it in Section 6.1(b).

“Recipients” has the meaning ascribed to it in Section 4.11.

“Remotes” has the meaning ascribed to it in the preamble.

“Reports” means (i) Seller’s Annual Report on Form 10-K for the year ended December 31, 2006, (ii) Seller’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and (iii) any reports on Form 8-K filed since March 31, 2007.

“SEC” means the United States Securities and Exchange Commission.

“Seller” has the meaning ascribed to it in the preamble.

“Seller Benefit Plan” has the meaning ascribed to it in Section 2.19(a).

“Seller Indemnified Person” has the meaning ascribed to it in Section 6.1(c).

“Seller’s Retention Contribution Amount” has the meaning ascribed to it in Section 4.12(d)(iv).

“Subsidiaries” has the meaning ascribed to it in the preamble.

“Supply Agreement” has the meaning ascribed to it in the preamble.

“Taiwan Recommended Employees” has the meaning ascribed to it in Section 4.12(c).

“Target Employees” has the meaning ascribed to it in Section 4.12(a).

“Tax” or “Taxes” means any and all taxes, fees, duties, levies, customs, tariffs, imposts, or other assessments, including any interest, penalties, or other additions to tax that may become payable in respect thereof, imposed by any United States or non-United States federal, national, state or local government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes, profits taxes, taxes on gains, alternative minimum taxes, estimated taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real or personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation taxes, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing, together with any interest or any penalty or addition to tax imposed by any Tax Authority responsible for the imposition of any such tax.

“Tax Authority” means any United States or non-United States federal, national, state, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Tax Return” means any and all returns, reports, information returns, declarations, statements, certificates, bills, schedules, documents, claims for refund, or other written information of or with respect to any Tax that is supplied to or required to be supplied to any Tax Authority, including any attachments, amendments and supplements thereto.

“Third Party Claim” has the meaning ascribed to it in Section 6.1(i).

“Trade Secrets” has the meaning ascribed to it in Section 2.9(a)(iv).

“Trademark License Agreement” has the meaning ascribed to it in the definition of Transfer Documents below.

“Transactions” means the transactions contemplated by this Agreement.

“Transition Agreement” has the meaning ascribed to it in the preamble.

“Transfer Documents” means (i) one or more bills of sale relating to all Purchased Assets so transferable, (ii) such documents as may be required to convey and transfer the Transferred IP (iii) such license and other agreements as may be required to convey the Transferred Licenses, including but not limited to a Trademark License Agreement in the form attached hereto as Exhibit 1.1(b) (the “Trademark License Agreement”), (iv) assignments of all Assumed Contracts and Business Leases, (v) title transfer documents related to all vehicles that are Purchased Assets, and (vi) such other documents and instruments as may be requested by Purchaser for the purpose of causing the transfer, assignment and conveyance of the Purchased Assets to Acquisition Sub.

“Transfer Taxes” has the meaning ascribed to it in Section 4.6(b).

“Transferred Employees” has the meaning ascribed to it in Section 4.12(a).

“Transferred IP” means the Intellectual Property rights listed on Schedule 1.1(a).

“Transferred IP Obligations” means the obligations of Seller or a Subsidiary relating to any Transferred IP that accrue and are to be performed from and after the Closing Date under the Assumed Contracts relating to the Transferred IP.

“Transferred License Obligations” means the obligations of Seller or a Subsidiary under the Transferred Licenses.

“Transferred Licenses” means the Intellectual Property listed on Schedule 1.1(b) to be licensed by Seller or a Subsidiary to Acquisition Sub pursuant to the license agreement attached hereto as Exhibit 1.1(b)(i).

“Transition Agreement” has the meaning ascribed to it in the preamble.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“U.S. Target Employees” has the meaning ascribed to it in Section 4.12(b).

“Unresolved Items” has the meaning ascribed to it in Section 1.5(c).

“Warranty Repairs or Replacements” means repairs or replacements of product in satisfaction of obligations of Seller or any Subsidiary under warranties applicable to products sold by Seller or a Subsidiary as a part of the Business, but does not include any other liability of Seller or any Subsidiary with respect to be breach or alleged breach by Seller or any such Subsidiary of any such warranty.

8.2 Interpretation.

(a) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(b) The words “hereof”, “hereby”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(c) The plural of any defined term shall have a meaning correlative to such defined term, the singular of any defined term shall have a meaning correlative to such term defined in the plural and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d) A reference to any party to this Agreement or any other agreement or document shall include such party’s permitted successors and permitted assigns.

(e) A reference to any legislation or to any provision of any legislation shall include any amendment, modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(f) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Payment of Expenses and Other Payments. Whether or not the Transactions shall be consummated and except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incident to preparing, entering into and carrying out this Agreement and the consummation of the Transactions.

9.2 Amendment. This Agreement may be amended only by a written agreement signed by each of the parties hereto or by a waiver in accordance with Section 9.3.

9.3 Waiver and Extension. At any time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) except to the extent prohibited by Law, waive compliance with any of the agreements described or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party at any time or times to demand performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or the breach of any term contained in this Agreement in one or more instances shall be deemed to be a, or construed as a, further or continuing waiver of such condition or breach or of any other condition or breach.

9.4 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one agreement.

9.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, without regard to any conflict or choice of law principles thereof that would give rise to the application of the domestic substantive law of any other jurisdiction.

9.6 Specific Performance. Seller acknowledges and agrees that a breach of this Agreement would cause irreparable damage to Purchaser and that Purchaser will not have an adequate remedy at law. Therefore, the obligations of Seller under this Agreement, including Seller’s obligation to sell and cause the Subsidiaries to sell the Purchased Assets in accordance with the provisions of this Agreement, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies that any party may have under this Agreement or otherwise.

9.7 Submission to Jurisdiction. Each party unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the appropriate state court in Los Angeles, California (the “Los Angeles Court”) for the purpose of any dispute, controversy or claim arising under or relating to this Agreement or the breach, termination or validity thereof, and for proceedings arising out of or relating to the enforcement of any agreement to arbitrate any dispute hereunder, and to the non-exclusive jurisdiction of the Los Angeles Court and to the courts of its own domicile for the enforcement of any decision of any arbitrators duly appointed under this Agreement. Each party unconditionally and irrevocably waives any objections that they may have now or in the future to such jurisdiction, including any objections by reason of lack of personal jurisdiction, improper venue or inconvenient forum.

9.8 Notices. Any notice, request, instruction, claim, demand or other document to be given hereunder by any party to another party shall be in writing and shall be deemed given and received when delivered personally, upon receipt of a transmission confirmation (with a confirming copy sent by overnight courier) if sent by facsimile or like transmission and on the next Business Day when sent by email (with a confirming copy sent by overnight courier) or by Federal Express, United Parcel Service, Express Mail, or other reputable overnight courier, as follows:

(a)	If to Purchaser, to:

SMK Electronics Corporation, U.S.A.

Cross Office Center

399 Knollwood Road

Suite #103

White Plains, NY 10603-1900

Attention: Paul Evans, President

paul@smkusa.com (email)

(619) 216-6400 (telephone)

(914) 328-9552 (facsimile)

with a copy (that shall not constitute notice) to:

Edwards Angell Palmer & Dodge LLP

750 Lexington Avenue

New York, New York 10022-1200

Attention: Peter C. Schechter

pschechter@eapdlaw.com (email)

(212) 912-2934 (telephone)

(212) 308-4844 (facsimile)

(b)	If to Seller to:

Interlink Electronics, Inc.

546 Flynn Road

Camarillo, California 93012

Attn: E. Michael Thoben, III

mthoben@interlinkelec.com (email)

(805) 484-8855 (telephone)

(805) 484-8989 (facsimile)

with a copy (that shall not constitute notice) to:

Stoel Rives LLP

900 SW 5th Avenue

Portland, Oregon 97204

Attn: John J. Halle

jjhalle@stoel.com (email)

(503) 294-9233_ (telephone)

(503) 220-2480 (facsimile)

or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this Section 9.8 shall be deemed to constitute Consent to the manner and address for service of process in connection with any legal proceeding (including Litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable Law.

9.9 Entire Agreement; Assignment. This Agreement (including all exhibits and schedules hereto), the Transfer Documents, the Transition Agreement and the Supply Agreement together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement shall not be assigned or transferred by any party hereto (including, without limitation, any assignment by operation of law) without the prior written Consent of the other parties hereto, which Consent shall not be unreasonably withheld. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

9.10 Parties in Interest. Except as expressly provided in Section 6.1 relating to indemnified parties, this Agreement is not intended to confer any rights or remedies upon any Person except the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

9.11 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

9.12 Currency. All references to currency, monetary values and dollars set forth herein are to United States (U.S.) dollars.

9.13 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

9.14 Public Announcements. At all times at or before the Closing, neither Seller nor Purchaser will issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld. If either party is unable to obtain the approval of its public report, statement or release from the other party and the party seeking such approval reasonably considers such report, statement or release to be required by Law in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. Seller and Purchaser will also obtain the other party’s prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

INTERLINK ELECTRONICS, INC.

By:
Name:
Title:

SMK ELECTRONICS CORPORATION

By:
Name:
Title:

SMK – LINK ELECTRONICS CORPORATION

By:
Name:
Title: